Exhibit 23.3

The undersigned consents to being named as a Director or Executive Officer or a Director nominee of the Gardner Denver Holdings, Inc. (the “Company”), if applicable, in the Registration Statement and any other document required in connection with the Company’s proposed initial public offering.

Date:	April 21, 2017

/s/ William P. Donnelly
Signature

William P. Donnelly
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